Exhibit 7

PROMISSORY NOTE

January 30, 2004
$500,000.000	San Francisco, California

     For value received, EMC International Inc., a Barbados international business corporation (“Borrower”) promises to pay to Phylo Chiang, an individual (“Lender”), or order, at c/o Eddy Chiang, 809 North Story Place, Alhambra, CA, 91801, or such other place as the holder of this promissory note (this “Note”) may designate, the principal sum of Five Hundred Thousand and 00/100 Dollars ($500,000.00) with interest thereon accruing at the rate of six percent (6%) per annum commencing on the date hereof.

     This Note is given to evidence certain obligations of Borrower under the Letter Agreement between Borrower and Lender, dated January 25, 2004, pursuant to which, Borrower purchased a Promissory Note made by Maritek Corporation, a Delaware corporation, in favor of Lender, dated January 25, 2004.

     Accrued but unpaid interest that is payable on the principal balance of this Note outstanding from time to time shall be paid quarterly commencing on March 30, 2004 and continuing until this Note has been paid in full.

     All accrued interest and unpaid principal from the date funds are disbursed hereunder shall be due and payable on January 30, 2006.

     Borrower may prepay principal, in whole or in part, at any time without penalty or premium. All payments made pursuant to this Note shall first be applied to any delinquency or late charges, if any, second to interest then outstanding, and third, to principal. Principal shall be payable in lawful money of the United States.

     After default in addition to principal, interest and late charges, if any, Lender shall be entitled to collect all costs of collection, including but not limited to reasonable attorneys’ fees.

     No failure on the part of Lender or other holder hereof to exercise any right or remedy hereunder, whether before or after the occurrence of a default, shall constitute a waiver thereof. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom such agreement is sought to be enforced.

     Borrower hereby waives presentment, protest, demand, diligence, notice of dishonor and of nonpayment, and waives and renounces all rights to the benefits of any statute of limitations and any moratorium, appraisement, exemption and homestead now provided or which may hereafter be provided by any federal or state statute, including but not limited to exemptions provided by or allowed under Title 11 of the United State Code, as at any time amended, both as to itself personally and as to all of its or their property, whether real or personal, against the enforcement and collection of the obligations evidenced by this Note and any and all extensions, renewals and modifications hereof.

     In case any one or more of the provisions contained herein are held to be invalid, illegal, or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

     This Note has been executed and delivered by Borrower in the State of California and is to be governed by and construed in accordance with the laws of the State of California. Venue for any dispute relating to this Note or the subject matter hereof shall be the state courts of the State of California.

     IN WITNESS WHEREOF, Borrower has executed this Note by the date first above written.

EMC International Inc.

Geoffrey Fulton, Director

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